December 11, 2019

Kirk Lusk
Chief Financial Officer
Heritage Insurance Holdings, Inc.
2600 McCormick Drive, Suite 300
Clearwater, Florida 33759

       Re: Heritage Insurance Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           File No. 001-36462

Dear Mr. Lusk:

        We have reviewed your November 26, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Reserves for Unpaid Losses and Loss Adjustment Expenses, page 52

1. We acknowledge your response to prior comment 1 and your efforts to streamline your unpaid losses and loss adjustment expenses disclosures in Management's Discussion and
      Analysis in light of the guidance in Section V of Release No. 33-8350 that states such disclosures should supplement, and not duplicate, the description of accounting policies already disclosed in the financial statements. While we note the disclosures referenced in your response, none of these disclosures provide the quantitative forward-looking sensitivity analysis called for in the referenced guidance for critical accounting estimates.
      We also note that the provision of the actuarial range associated with the most recent loss
 Kirk Lusk
Heritage Insurance Holdings, Inc.
December 11, 2019
Page 2
         reserve estimate is but one way to provide the quantitative analysis of reasonably likely changes in the key underlying reserving assumptions. Please represent to us that in future filings on Form 10-K you will either reinstate your actuarial loss range disclosure or that you will provide some other quantitative sensitivity analysis of the impact on reported results, financial position and liquidity of reasonably likely changes in the key assumptions underlying your most recent estimate of reserves for unpaid losses and loss adjustment expenses.
        You may contact Bonnie Baynes at (202) 551-4924 or Mark Brunhofer at
(202) 551-
3638 if you have any questions.



FirstName LastNameKirk Lusk                                    Sincerely,
Comapany NameHeritage Insurance Holdings, Inc.
                                                               Division of
Corporation Finance
December 11, 2019 Page 2                                       Office of
Finance
FirstName LastName